SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

On June 10, 2015, LightInTheBox Holding Co., Ltd. (“LightInTheBox” or the “Company”) issued a joint press release with Zhejiang Aokang Shoes Co., Ltd. (“Aokang”) as to the strategic acquisition by Aokang of equity interests in the Company from certain shareholders (the “Transaction”) pursuant to a share purchase agreement (the “Share Purchase Agreement”) entered into between Aokang and such shareholders.  Under the terms of the Share Purchase Agreement, Aokang has agreed to acquire a total of approximately 25.66% equity interest in the Company from certain shareholders, at $6.30 per American Depositary Share (“ADS”), each representing two ordinary shares of the Company (the “Ordinary Shares”).  The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares and ADSs by the selling shareholders prior to and after the Transaction pursuant to the Share Purchase Agreement:

	Beneficially Owned Prior to the Transaction
Shareholders’ Name(1)	Ordinary Shares	ADSs
Ceyuan Ventures II, L.P.	21,123,735	557,471
GSR Ventures III, L.P.	17,048,063	105,250
Wincore Holdings Limited	9,811,231	10,000
Vitz Holdings Limited	3,542,541	1,191,751
Clinet Investments Limited	2,542,541	969,375
Ceyuan Ventures Advisors Fund II, LLC	813,886	21,479

	Beneficially Owned After the Transaction
Shareholders’ Name(1)	Ordinary Shares	ADSs
Ceyuan Ventures II, L.P.	11,683,530	557,471
GSR Ventures III, L.P.	9,721,891	105,250
Wincore Holdings Limited	6,681,251	10,000
Vitz Holdings Limited	3,542,541	—
Clinet Investments Limited	2,542,541	14,262
Ceyuan Ventures Advisors Fund II, LLC	450,161	21,479

Notes:

(1)                                 For beneficial ownership information of the shareholders, please refer to Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (the “2014 Form 20-F”) under the heading “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

As disclosed in the Company’s 2014 Form 20-F, we have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. However, in matters related to change of control, pursuant to our amended and restated memorandum and articles of association, Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be entitled to three votes per share, and each other holder is entitled to one vote per share. Such change of control events include: (a) a merger, amalgamation, consolidation or similar transaction involving the Company, (b) the filing of a petition for a scheme of arrangement involving the Company, or the giving of consent to such a filing or the co-operation by the Company in the making of such filing, and (c) a sale, transfer or other disposition of all or substantially all of the assets of the Company. Upon consummation of the Transaction, the entitlement of voting right for each of Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited will be adjusted accordingly based on the number of shares each of them hold in the Company.

The Transaction is subject to customary closing conditions, which include the resignation and appointment of certain directors of the Company to be facilitated by the selling shareholders.

This report on Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about expected completion of the Transaction contemplated by the Share Purchase Agreement, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the satisfaction of the relevant conditions as to closing of the Transaction.  For further information regarding other related risks, see LightInTheBox’s other filings with the SEC.  All forward-looking statements included herein are made only as of the date hereof, and LightInTheBox does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Quji (alan) guo
Name:	Quji (alan) guo
Title:	Chief Executive Officer

Date: June 10, 2015

EXHIBIT INDEX

Exhibit 99.1 — Press release